SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

Garza García N.L. 66260 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the three-month period ended March 31, 2004.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect” and “anticipate” and similar expressions, that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	competition in long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly developments affecting the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions, including the economic slow-down in the U.S.;

•	the global telecommunications downturn;

•	performance of financial markets and thus our ability to refinance our obligations when they come due;

•	our history of operating losses;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso (“Peso”, “Ps.” or “Ps”) – U.S. dollar ( “dollar”, “$” or “US$”) exchange rate; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Three-month period ended March 31, 2004 compared to the three-month period ended March 31, 2003

Revenues

During the three-month period ended March 31, 2004, total revenues decreased 15.1%, or Ps. 227.3 million, to Ps. 1,280.1 million from Ps. 1,507.4 million recorded during the same period of a year ago.

Long Distance. Revenues derived from long distance services for the three-month period ended March 31, 2004 decreased 23.4% or Ps. 279.0 million, to Ps. 914.7 million from Ps. 1,193.7 million recorded during the same period a year ago. The decrease in revenues is due to a 13.9% reduction in the average revenue per minute to Ps. 1.05 during the three-month period ended March 31, 2004 from Ps. 1.22 registered in the same period of 2003 coupled with an 11.0% reduction in total volume to 867.4 million of minutes obtained in the three-month period ended March 31, 2004 from 975.1 million of minutes for the same period of 2003. The decrease in the average revenue per minute was caused by lower tariffs of some international special services such as collect calls, calling cards and other international services, while the average revenue per minute for the domestic segment practically remained flat. As a percentage of total revenues, long distance revenues represented 71.5% and 79.2% during the three-month period ended March 31, 2004 and 2003, respectively.

Data, Internet and Local Services. During the three-month period ended March 31, 2004, data, internet and local service revenues reached Ps. 365.4 million, representing a 16.5% increase over the Ps. 313.7 million recorded during the same period of the previous year. We continued with the expansion of our local service; during 2003 we offered this service in 10 additional cities. The services of this strategic segment are continuously gaining importance within our revenue portfolio and represented 28.5% of our total revenues during the three-month period ended March 31, 2004 compared to 20.8% during the same period of 2003.

Cost of services (excluding depreciation)

Cost of services consists primarily of local access charges, special projects charges, resale expenses (which are paid on a per-minute basis primarily to Telmex) international settlement payments paid to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us, and fees for leased lines (which are typically paid on a per-circuit per month basis primarily to Telmex). Cost of services decreased 8.8% or Ps. 68.0 million to Ps. 702.9 million for the three-month period ended March 31, 2004, from Ps. 770.9 million recorded during the three-month period ended March 31, 2003. This reduction was mainly due to an 11.0% decrease in total volume, measured in minutes of use.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the three-month period ended March 31, 2004 decreased 21.6% to Ps. 577.2 million from Ps. 736.5 million in the same period of 2003. The decrease in gross profit is explained by lower volumes and average prices of long distance services. Our gross margin, defined as gross profit as a percentage of total revenues, decreased to 45.1% for the three-month period ended March 31, 2004 as compared to 48.9% reported in the same period of the previous year, as a result of a reduction in the long distance average revenue per minute while the long distance average cost per minute remained flat.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 22.7% or Ps. 96.0 million to Ps. 326.2 million in the three-month period ended March 31, 2004 from Ps. 422.1 million recorded in the same period of 2003. This decrease is explained by the reduction in our personnel and other general operating expenses, and to the improvement in our collection levels reducing the uncollectible expense during the quarter. Administration, selling and other operating expenses as a percentage of total revenues during the three-month period ended March 31, 2004 was 25.5% compared to 28.0% registered during the same period of a year ago.

Depreciation and amortization

Depreciation and amortization totaled Ps. 233.5 million in the three-month period ended March 31, 2004, did not change from the three-month period ended March 31, 2003.

Operating income

Due to the factors described above, our operating income reached Ps. 17.6 million in the three-month period ended March 31, 2004 compared to Ps. 81.9 million recorded in the three-month period ended March 31, 2003.

Comprehensive financial loss

During the three-month period ended March 31, 2004, our comprehensive financial loss was Ps. 3.2 million, compared to the Ps. 462.5 million loss reported during the same period of the previous year. The following table sets forth our comprehensive financial results for the periods under review:

	Three-month period ended March 31,
	2003	2004
Interest expense	(235.7)	(105.4)
Interest income	1.4	3.1
Exchange (loss) gain, net	(326.0)	31.7
Gain from monetary position	97.8	67.4

Comprehensive financial result, net	(462.5)	(3.2)

Interest expense decreased Ps. 130.3 million to Ps. 105.4 million in the three-month period ended March 31, 2004, from Ps. 235.7 million in the same period of the previous year, mainly due to our debt reduction and the lower average interest rate of our outstanding notes as a result of our financial restructuring process completed in November 2003.

Exchange gain for the three-month period ended March 31, 2004 was Ps. 31.7 million compared to an exchange loss of Ps. 326.0 million recorded during the same period of 2003. We have recorded a foreign exchange gain during the three-month period ended March 31, 2004 due to the 0.7% appreciation of the Peso against the dollar instead of the 4.4% depreciation registered in the same period of 2003. Exchange gains or losses are non-cash items in the periods they were recognized.

Gain from monetary position totaled Ps. 67.4 million for the three-month period ended March 31, 2004 compared to Ps. 97.8 million for the three-month period ended March 31, 2003. This decrease is primarily due to a lower level of monetary liabilities coupled with a higher cash balance.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject to the payment of income tax and asset tax, which are computed and paid separately by each legal entity. For the three-month period ended March 31, 2004 and 2003, Servicios Alestra recorded an asset tax amounting to Ps. 1.0 million and Ps. 1.3 million, respectively. We have generated substantial tax losses; accordingly, no income tax provisions have been recorded in the consolidated income statements for the three-month period ended March 31, 2004 and 2003.

Net income (loss)

For the reasons discussed above, we recorded a net income of Ps. 8.1 million during the three-month period ended March 31, 2004 compared to a net loss of Ps. 382.1 million during the same period of 2003.

Current Liquidity

As of March 31, 2004, December 31, 2003 and March 31, 2003 we had Ps. 597.2 million, Ps. 417.3 million and Ps. 252.0 million, respectively, of unrestricted cash available, respectively. Our unrestricted cash balance increased Ps. 345.2 million from March 31, 2003 to March 31, 2004 due to the improvement in our operating results including the reduction in our interest expense as a result of our financial restructuring combined with lower levels of capital expenditures.

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less. Our treasury policy is to invest in highly liquid temporary cash investments issued by Mexican major banks and U.S. banks and corporations with the highest credit ratings. As of March 31, 2004 we had cash of Ps. 27.6 million and temporary investments of Ps. 569.6 million, of which Ps. 460.0 million are in U.S. dollar-denominated instruments and Ps. 109.6 million are in Peso-denominated instruments.

In our opinion, our cash balance is sufficient for our present requirements.

As of March 31, 2004 and 2003, our ratio of current assets to current liabilities was 1.41x and 0.58x, respectively. Our ratio of current assets to current liabilities has improved from March 31, 2003 to March 31, 2004 due to the increase in our unrestricted cash balance.

Net debt during the three-month period ended March 31, 2004 was reduced by $20.0 million to $342.3 million, which is significantly lower than the $565.0 million net debt of one year before. The reduction in net debt was due to the $191.6 million reduction in our total debt from March 31, 2003 to March 31, 2004 and the $31.1 million increase in our cash balance.

On May 15, 2004 we paid to holders of our senior notes due in 2006 and 2009 interest in the amount of $5.1 million from our internally-generated funds. The next interest payment will be made on June 30, 2004 to holders of $304 million aggregate principal amount of senior notes due in 2010. Such payment will be in the amount of $12.2 million.

Capital expenditures during the three-month period ended March 31, 2004 amounted to Ps. 71.4 million, Ps. 4.6 million higher than the Ps. 66.8 million invested in the same period of previous year.

We are not currently engaged in any hedging activity to minimize the risk of changes in the value of Peso relative to the dollar. Although some of our revenues are denominated in dollars, our financial expenses and some of our costs are also denominated in dollars; therefore, we believe we will be only partially insulated from potential exchange rate fluctuations. We may use hedging activities to minimize currency risks in the future.

Indebtedness

As a result of our financial restructuring completed in November 2003, as of March 31, 2004 we had outstanding $304 million aggregate principal amount of our 8% senior notes due in 2010 with principal amortizations commencing on 2005, $37.1 million aggregate principal amount of our 12.125% senior notes due in 2006 and $45.9 million of our 12.625% senior notes due in 2009.

During the three-month period ended March 31, 2004, we restructured our outstanding credit facility obtained from Hewlett Packard de México, S.A. de C.V. As a result of such process, we were able to extend the final maturity of the credit facility to January 2007 and also to lower the interest rate to 6.9% from an average of 10.08%. This facility is being paid through monthly principal amortizations. As of March 31, 2004, the balance was $7.4 million.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of March 31, 2004 of $1.3 million. Final maturity of this facility is in June 2005.

Legal Proceedings

Teleglobe

In 1997, we executed a Switched Transit Agreement with Teleglobe International Corporation, under which Teleglobe terminated international traffic outside Mexico and Canada. On November 24, 2003, Teleglobe filed a letter to us alleging that “Alestra and/or the originator of the international switched traffic failed to declare and pay the foreign-end correspondent for terminating such traffic”. Since Teleglobe informed us of the complaints raised by the destination administrations, we have informed the origination administrations and we have tried to settle the outstanding disputes. On March 23, 2004, Teleglobe America Inc., filed a lawsuit in the state of Virginia, demanding the payment of $4.1 million (equivalent to payment for 16.6 million minutes under the Switched Transit Agreement). We believe that the lawsuit is without merit because Alestra has already paid Teleglobe the transit fees and has no obligation under any law, tort, contract or International Telecommunication Union (“ITU”) recommendation to pay the termination rate.

Concurso Mercantil

On October 6, 2003, Eximius Capital Funding, Ltd., (“Eximius”) an entity related to W.R.H. Global Securities Pooled Trust (“WRH”) filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles (the “LCM”) against the Company before a court in the State of Nuevo León, México.

In its petition, Eximius alleged, among other things, that its holdings of our senior notes due 2006 and 2009 had been ipso facto accelerated pursuant to the Indentures dated May 17, 1999, between us and the Trustee (“U.S. Bank”), governing the senior notes due 2006 and 2009. Moreover, Eximius also alleged in its petition that we made certain statements in our prospectus that constituted an admission in writing of our inability to pay our debts generally, and that therefore the senior notes due 2006 and 2009 had been ipso facto accelerated under the Indentures.

On November 12, 2003, we answered the Concurso Mercantil petition. Among other defenses, we argued the lack of a cause of action derived from Sections I and II of Article 10 of the LCM, since on the date when the answer was filed, more than 85% of the note holders of the Indentures had already consented to rescind all of their rights, including the acceleration of such notes.

On January 21st, 2004, the Monterrey court ordered that the records be sent to Mexico City as a consequence of the Monterrey court’s lack of jurisdiction. Those records were accepted by the 8th Federal District Judge in the Mexico City court.

On April 7, 2004, the expert appointed by the Federal District Judge to conduct the analysis of our financial situation (as required in the Concurso Mercantil process) determined that we did not violate any of the statutory requirements of Articles 10 and 11 of the LCM.

On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that we did not violate any of the statutory requirements of the LCM and therefore do not meet the financial tests to be placed in a Concurso Mercantil. The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees.

Eximius is able to file an appeal from the judgment of the 8th Federal District Judge within nine days of the effective date of the service of the judgment. On it, Eximius must list all injuries alleged to be suffered by it as a result of the judgment. As of the date of this filing, Eximius had not filed such an appeal.

Item 2. Financial Statements.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2003 and 2004

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

	December 31, 2003		March 31, 2004
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	417,270	Ps	597,204
Trade receivables, net		478,079		437,019
Due from affiliates and other related parties		92,321		154,315
Recoverable taxes		6,897		6,646
Other receivables		43,775		33,843
Prepaid expenses and other assets		17,093		27,401

Total current assets		1,055,435		1,256,428

REAL ESTATE AND EQUIPMENT, NET		5,737,625		5,612,578
DEFERRED CHARGES AND OTHER ASSETS, NET		1,099,209		1,039,181

Total assets		7,892,269		7,908,187

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex		228,849		261,823
Other accounts payable Bank loans and notes payable		95,158 131,188		86,604 41,079
Due to affiliates and other related parties		45,230		207,532
Accrued interest, expenses and other payables		328,959		297,182

Total current liabilities		829,384		894,220

LONG-TERM LIABILITIES:
Senior notes		4,418,841		4,318,940
Bank loans and notes payable		1,883		55,028
Due to affiliates and other related parties		92,303		103,426
Other long-term liabilities		54,881		57,216

Total liabilities		5,397,292		5,428,830

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		25,961		25,961

		1,207,307		1,207,307
Earned surplus		1,287,668		1,272,048

Total majority interest		2,494,975		2,479,355
Minority interest		2		2

Total stockholders’ equity		2,494,977		2,479,357
CONTINGENCIES (Note 3)		—		—

Total liabilities and stockholders’ equity	Ps	7,892,269	Ps	7,908,187

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

	Three months period ended March 31,
	2003		2004
REVENUES
Long distance services	Ps	1,193,676	Ps	914,736
Data, internet and local service		313,672		365,350

		1,507,348		1,280,086
COST OF SERVICES (excluding depreciation):
Long distance services		(696,370)		(611,495)
Data, internet and local service		(74,491)		(91,380)

		(770,861)		(702,875)

Administration, selling and other operating expenses		(422,149)		(326,163)
Depreciation and amortization		(232,402)		(233,482)

Operating income		81,936		17,566

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(235,713)		(105,374)
Interest income		1,376		3,077
Exchange (loss) gain, net		(326,018)		31,693
Gain from monetary position		97,819		67,419

		(462,536)		(3,185)

OTHER EXPENSE, NET		(205)		(5,285)

(Loss) income before provision for asset tax		(380,805)		9,096

Asset tax		(1,260)		(979)

Net (loss) income	Ps	(382,065)	Ps	8,117

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003 AND 2004

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

	Capital stock				Restatement of capital stock		Gain (deficit) from restatement		Net (loss) income of the period		Majority interest		Minority interest		Total stockholders’ equity
	Fixed		Variable
Balance at December 31, 2002	Ps	300	Ps	5,371,086	Ps	4,181,845	(Ps	1,206,991)	(Ps	8,278,891)	Ps	67,349	Ps	2	Ps	67,351

Changes in 2003:
Net loss		—		—		—		—		(382,065)		(382,065)		—		(382,065)
Gain from restatement		—		—		—		248,971		—		248,971		—		248,971

Comprehensive income (loss)		—		—		—		248,971		(382,065)		(133,094)		—		(133,094)

Balance at March 31, 2003		300		5,371,086		4,181,845		(958,020)		(8,660,956)		(65,745)		2		(65,743)

Balance at December 31, 2003		300		1,181,046		25,961		360,535		927,133		2,494,975		2		2,494,977

Changes in 2004:														—
Net income		—		—		—				8,117		8,117				8,117
Deficit from restatement		—		—		—		(23,737)		—		(23,737)		—		(23,737)

Comprehensive (loss) income		—		—		—		(23,737)		8,117		(15,620)		—		(15,620)

Balance at March 31, 2004	Ps	300	Ps	1,181,046	Ps	25,961	Ps	336,798	Ps	935,250	Ps	2,479,355	Ps	2	Ps	2,479,357

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

	For the three months ended March 31,
	2003		2004
OPERATING ACTIVITIES:

Net (loss) income	(Ps	382,065)	Ps	8,117
Adjustments to reconcile net loss to resources provided by operating activities:
Depreciation and amortization		232,402		233,482

		(149,663)		241,599
Changes in working capital:
Trade receivables, net		337		41,060
Due from affiliates and other related parties		43,590		(61,994)
Recoverable taxes and other receivables		(39,551)		252
Prepaid expenses and other assets		(9,752)		(376)
Accounts payable		(61,821)		24,420
Due to affiliates and other related parties		25,929		173,425
Accrued interest, expenses and other payables		163,233		(29,443)

Resources (used in) provided by operating activities		(27,698)		388,943

INVESTING ACTIVITIES:

Purchase of real estate and equipment		(69,972)		(39,783)
Deferred charges and other assets		11,542		(32,361)

Resources used in investing activities		(58,430)		(72,144)

FINANCING ACTIVITIES:

Increase (decrease) in aggregate principal amount of senior notes		189,211		(99,901)
Bank loans and notes payable, net		(15,038)		(36,964)

Resources provided by (used in) financing activities		174,173		(136,865)

Increase in cash and cash equivalents		88,045		179,934
Cash and cash equivalents, beginning of period		163,958		417,270

Cash and cash equivalents, end of period	Ps	252,003	Ps	597,204

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

1. Activity of the Company and Debt Restructuring

Alestra, S. de R. L. de C. V. (“Alestra” or “the Company”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (“Onexa”) (51%) and AT&T Telecom Mexico, Inc. (49%). Onexa is owned by Alfa, S. A. de C. V. (“Alfa”) (50.2%) and BBVA Bancomer, S. A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%).

As a result of the Company’s liquidity problem, Alestra was unable to cover the payments of the accrued interest of its US$270 million and US$300 million senior notes, which bear interest at a rate of 12.125% and 12.625%, respectively (collectively, the “Old Senior Notes”) that became due on November 15, 2002 and on May 15, 2003. Had certain requirements under the operative indenture agreements been met, the failure to make these payments could have resulted in the acceleration of the Old Senior Notes. As a result, the principal amount of Ps6,208,033 (US$570 million) was classified as short-term debt as of December 31, 2002.

During November 2003, the Company successfully concluded the restructuring of its Old Senior Notes. As a result of the debt restructuring, the Company extinguished, pursuant to exchange and cash tender offers, US$232.9 million and US$254.2 million of its 12.125% and 12.625% Old Senior Notes, respectively, representing 85.5% of the total principal amount of Old Senior Notes.

In addition, in connection with the debt restructuring, the Company issued Ps3,469,371 (US$304 million) of new senior notes bearing interest at 8% due in 2010 (the “New Senior Notes”) in exchange of an aggregate amount of Ps3,259,036 (US$287 million) of the Old Senior Notes. Furthermore, the Company paid Ps1,320,207 (US$110 million) as a cash tender offer to extinguished Ps2,271,105 (US$200 million) of the Old Senior Notes.

As a result of the successful completion of the debt restructuring in November 2003, the Company classified its Old Senior Notes as long-term debt for the year ended December 31, 2002 and 2003.

Based on the aforementioned financial restructuring and in order to maintain the viability of the Company, the management of the Company has refocused its business strategy and implemented a number of short-term measures that have resulted in cost savings. Certain elements of this new strategy include reducing the cost structure, focusing capital expenditures on segments that may offer more attractive margins and focusing on the segment related to data, internet and local services.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a. Basis of presentation

The interim condensed consolidated financial statements of Alestra have been prepared in accordance with accounting principles generally accepted in Mexico (“Mexican GAAP”) as promulgated by the Mexican Institute of Public Accountants (“MIPA”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 4.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2003 included in Alestra’s annual report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) of which Alestra holds 99.99% of the capital stock. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b. Recognition of the effects of inflation

The financial information for prior periods has been restated to March 31, 2004 purchasing power by applying the corresponding restatement factor.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

3. CONTINGENCIES

a. Teleglobe. In 1997, the Company executed a Switched Transit Agreement with Teleglobe International Corporation, under which Teleglobe terminated international traffic outside Mexico and Canada. On November 24, 2003, Teleglobe filed a letter to the Company alleging that “Alestra and/or the originator of the international switched traffic failed to declare and pay the foreign-end correspondent for terminating such traffic”. Since Teleglobe informed Alestra of the complaints raised by the destination administrations, the Company have informed the origination administrations and tried to settle the outstanding disputes. On March 23, 2004, Teleglobe America Inc., filed a lawsuit in the state of Virginia, demanding the payment of $4.1 million (equivalent to payment for 16.6 million minutes under the Switched Transit Agreement). Management of the Company believes that the lawsuit is without merit because Alestra has already paid Teleglobe the transit fees and has no obligation under any law, tort, contract or International Telecommunication Union (“ITU”) recommendation to pay the termination rate.

b. Concurso Mercantil. On October 6, 2003, Eximius Capital Funding, Ltd., (“Eximius”) an entity related to W.R.H. Global Securities Pooled Trust (“WRH”) filed a request for an insolvency declaration and a Concurso Mercantil (a Mexican reorganization proceeding) under the Ley de Concursos Mercantiles (the “LCM”) against the Company before a court in the State of Nuevo León, México.

In its petition, Eximius alleged, among other things, that its holdings of Alestra’s senior notes due 2006 and 2009 had been ipso facto accelerated pursuant to the Indentures dated May 17, 1999, between the Company and the Trustee (“U.S. Bank”), governing the senior notes due 2006 and 2009. Moreover, Eximius also alleged in its petition that the Company made certain statements in its prospectus that constituted an admission in writing of its inability to pay its debts generally, and that therefore the senior notes due 2006 and 2009 had been ipso facto accelerated under the Indentures.

On November 12, 2003, the Company answered the Concurso Mercantil petition. Among other defenses, the Company argued the lack of a cause of action derived from Sections I and II of Article 10 of the LCM, since on the date when the answer was filed, more than 85% of the note holders of the Indentures had already consented to rescind all of their rights, including the acceleration of such notes.

On January 21st, 2004, the Monterrey court ordered that the records be sent to Mexico City as a consequence of the Monterrey court’s lack of jurisdiction. Those records were accepted by the 8th Federal District Judge in the Mexico City court.

On April 7, 2004, the expert appointed by the Federal District Judge to conduct the analysis of Alestra’s financial situation (as required in the Concurso Mercantil process) determined that the Company did not violate any of the statutory requirements of Articles 10 and 11 of the LCM.

On May 11, 2004, the 8th Federal District Judge issued the corresponding judgment, stating that the Company did not violate any of the statutory requirements of the LCM and therefore does not meet the financial tests to be placed in a Concurso Mercantil. The judgment requires Eximius to pay all court fees and expenses, including legal and expert’s fees.

Eximius is able to file an appeal from the judgment of the 8th Federal District Judge within nine days of the effective date of the service of the judgment. On it, Eximius must list all injuries alleged to be suffered by it as a result of the judgment. As of the date of this filing, Eximius had not filed such an appeal.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

4. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net loss and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Three months ended March 31,
	2003		2004
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP	(Ps	382,065)	Ps	8,117

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP:
Interest expense on restructured debt, net		—		32,815
Debt issuance cost, net		—		3,758
Fifth amendment effect on depreciation expense		(22,314)		(22,162)
Reversal of preoperating expense amortization		53,493		53,493
Depreciation of capitalized comprehensive financing costs under Mexican GAAP		(267)		(267)
Depreciation of capitalized interest under
U.S. GAAP		(1,607)		(1,607)

Total U.S. GAAP adjustments		29,305		66,030

Net (loss) income under U.S. GAAP	(Ps	352,760)	Ps	74,147

Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	(Ps	65,744)	Ps	2,479,357

U.S. GAAP adjustments:
Reversal of gain on extinguishment of debt recognized under Mexican GAAP:
Reversal of gain on extinguishment of debt		—		(758,456)
Interest expense on restructured debt, net		—		(301,676)
Debt issuance cost, net		—		(30,382)
Fifth amendment effect on real estate and equipment		499,083		340,014
Preoperating expenses		(860,935)		(635,457)
Minority interest under Mexican GAAP		(2)		(2)
Net adjustment for comprehensive financing costs and interest capitalization under U.S. GAAP		20,601		12,881

Total U.S. GAAP adjustments		(341,253)		(1,373,078)

Total stockholders’ equity under U.S. GAAP	(Ps	406,997)	Ps	1,106,279

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2003		2004
Balance at beginning of period	(Ps	54,237)	Ps	947,328
Net (loss) income for the period		(352,760)		74,147
Reversal of gain on extinguishment of debt, interest expense and debt issuance cost recognized under Mexican GAAP		—		84,804

Balance at end of period	(Ps	406,997)	Ps	1,106,279

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of March 31, 2003 and 2004 is as follows:

	2003		2004
Capital stock	Ps	9,553,231	Ps	10,693,763
Accumulated losses		(9,960,228)		(9,587,484)

Total stockholders’ equity under U.S. GAAP	(Ps	406,997)	Ps	1,106,279

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the three months ended March 31, 2003 and 2004:

	2003		2004
Net revenues	Ps	1,507,348		1,280,086
Cost of services (excluding depreciation presented separately below)		(770,860)		(702,875)
Administration and selling		(422,149)		(326,163)
Depreciation and amortization		(203,097)		(204,025)

Operating profit		111,242		47,023

Interest income		1,376		3,077
Interest expense		(235,712)		(68,801)
Exchange loss, net		(326,018)		31,693
Gain from monetary position		97,818		67,419

		(462,536)		33,388
Other expenses		(206)		(5,285)

Net loss before asset tax		(351,500)		75,126
Asset tax		(1,260)		(979)

Net loss for the period	(Ps	352,760)	Ps	74,147

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section of the balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Effects of the restructuring of the Old Senior Notes

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance cost of the New Senior Notes are being amortized over the term of the New Senior Notes and interest expense is determined using the actual rate on the New Senior Notes.

For U.S. GAAP purposes, the debt restructuring of the Old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•	Since the carrying amount of the old senior notes does not exceed the total future cash payments specified by the New Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•	Debt issuance cost of Ps129,901 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps111,910 of the Old Senior Notes, is being amortized in the new term of the restructured notes.

•	Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the Old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

Restatement of Equipment

Effective January 1, 1997, the Company adopted the Fifth Amendment of Bulletin B-10, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Preoperating Expenses

Under Mexican GAAP, preoperating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company estimates that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Capitalization of Financing Costs

Mexican GAAP permits the capitalization of comprehensive financing costs, including net interest costs, gains or losses from monetary position and foreign exchange gains or losses on acquired assets under construction and on preoperating expenses.

U.S. GAAP requires the capitalization of interest during the construction and installation of qualifying assets. In an inflationary economy, such as Mexico, it is acceptable practice under U.S. GAAP to capitalize interest net of the monetary gains or losses on the related Mexican Peso debt, but not on U.S. dollar or other stable currency debt. In addition, U.S. GAAP does not allow the capitalization of foreign exchange gains or losses or the capitalization of financing costs on deferred expenses.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for three months ended March 31, 2003 and 2004 prepared, after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to March 31, 2004 purchasing power.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of March 31, 2004)

	Three months ended March,
	2003		2004
OPERATING ACTIVITIES:
Net (loss) income	(Ps	352,760)	Ps	74,147
Adjustments to reconcile net loss to cash flows (used in) provided by operating activities:
Gain from monetary position		(97,819)		(67,419)
Unrealized exchange income (loss)		190,139		(32,184)
Depreciation and amortization		203,097		204,025
Allowance for doubtful accounts		46,444		4,173
Provision for special project charges		800		—
Changes in operating assets and liabilities:
Current assets		(46,577)		(31,193)
Current liabilities		145,111		151,539

Cash flows provides by operating activities		88,435		303,088

INVESTING ACTIVITIES:
Purchases of real estate and equipment		(69,972)		(39,783)
Deferred charges and other assets		11,542		(32,361)

Cash flows (used in) investing activities		(58,430)		(72,144)

FINANCING ACTIVITIES:
Payments of bank loans		(26,528)		(33,848)

Cash flows (used in) financing activities		(26,528)		(33,848)

Net effect of inflation on cash and cash equivalents		84,568		(17,162)

Increase in cash and cash equivalents		88,045		179,934
Cash and cash equivalents, beginning of period		163,958		417,270

Cash and cash equivalents, end of period	Ps	252,003	Ps	597,204

Interest and taxes paid:
Interest paid	Ps	4,684	Ps	3,869
Income tax paid		1,253		405

New Accounting Policies under U.S. GAAP

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46 “), “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIE (the “primary beneficiary”). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to nonpublic enterprises as of the end of the applicable annual period. In December 2003 the FASB redeliberated certain proposed modifications and revised FIN 46 (“FIN 46-R”). The revised provisions are applicable no later than the first reporting period ending after March 15, 2004. The Company does not expect that the adoption of FIN 46 and FIN 46-R will have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”). This statement amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”). This statement affects how an entity measures and reports financial instruments that have characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the consolidated financial statements.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: May 28, 2004